April 28, 2010

VIA EDGAR

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rural/Metro Corporation
Form 10-K for fiscal year ended June 30, 2009 Filed September 9, 2009 File No. 000-22056

Dear Mr. Brown:

We have received your comment letter dated April 20, 2010 relating to your review of the Form 10-K for the fiscal year ended June 30, 2009 and the Schedule 14A filed on October 28, 2009 by Rural/Metro Corporation (the “Company”). To clarify the response set forth in our previous correspondence, and in response to the comment reissued in your letter referenced above, we confirm that in future filings the Company will expand the discussion in the Compensation Discussion and Analysis to disclose specific performance targets used in the determination of awards under the Management Incentive Plan and vesting of RSUs.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional explanation regarding the information contained herein, please contact me via telephone at (480) 606-3221 or via facsimile at (480) 627-6252.

Sincerely,

RURAL/METRO CORPORATION

By:	/s/ Christopher E. Kevane
Name:	Christopher E. Kevane
Title:	Senior Vice President and General Counsel

cc:	Joseph M. Crabb (Squire, Sanders & Dempsey L.L.P.)